March 3, 2010

By Edgar and Overnight Delivery

United States Securities and Exchange Commission
100 F Street, NE, Mail Stop 3561
Washington, DC 20549-3628
Attn:	Tia Jenkins
Senior Assistant Chief Accountant

Re:	Birner Dental Management Services, Inc.
Form 10-K for Fiscal Year Ended
December 31, 2008
Filed March 30, 2009
Supplemental Response Filed January 28, 2010
File No. 000-23367

Ladies and Gentlemen:

Birner Dental Management Services, Inc. (the “Company”) submits this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in a letter dated February 18, 2010, to Frederic W.J. Birner, Chief Executive Officer of the Company, regarding the Form 10-K for the fiscal year ended December 31, 2008 and our Supplemental Response Letter dated January 28, 2010, referenced above.

For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Notes to Financial Statements

Note 2 – Significant Accounting Policies

Basis of Presentation/Basis of Consolidation, page 45

1.
Comment:  We reviewed your response to our prior comment six. Based on your analysis, you determined that each PC is considered a variable interest entity (VIE) and in each instance, you consolidated the PC as you were considered the primary beneficiary. Your response did not provide sufficient detail supporting your position. Please provide us with your analysis of the following issues and revise disclosure in your amended filing as necessary:

United States Securities and Exchange Commission
March 3, 2010

•
[1] You discussed the criteria necessary for an entity to be considered a VIE, but you did not correlate this criteria to your arrangements with the PCs to support your position. Disclose the factors you considered in concluding that the PCs met the definition of a VIE in accordance with FASB ASC 810-10. In addition, provide specific references to your management agreement that support your position.

•	[2] Please provide us with your analysis of FASB ASC 810-10-l5-17(d) (i.e. whether the PC is considered a business).

•
[3] In your response, you state that through management agreements you have the right to make decisions about the PCs’ activities that have a significant effect on the success of the PCs. Considering the fact that PCs exercise control over the provision of dental services, hold the medical records and patient care is not under your control, tell us how you considered the impact these facts have on the success of the entity in contrast to your abilities under the management agreement. In this regard please clarify (a) who determines the overall services that are offered by each PC (i.e. services offered, not treatment plan determined for each patient), (b) who determines the prices that are charged for such services, including the contractual arrangements with third parties and (c) who determines any major capital decisions of the PC (i.e. additional dental chairs, expansion or abandonment of services/facilities, etc.).

•
[4] You state that “in most cases an officer, director or other related party to the Company holds all the voting rights of the PCs.” Considering that the PCs are owned by dentists, please revise to provide a detailed discussion how an officer, director or other related party holds all the voting rights of the PCs and their relationship to the PCs.

•
[5] Tell us how you determined that you absorb the majority of the PCs losses. We note you receive a management fee, based on the management agreement, comprising of gross revenue (i.e. billings less contractual adjustments) less (a) dentist, hygienist and dental assistant compensation (b) interest and principal payments on loans and (c) rent and other payments by PCs. In cases where the management fee is negative, tell us who would absorb the losses and provide a specific reference in the management agreement that supports this position.

•	[6] Provide a detailed discussion how the PCs lack the ability to finance their activities without additional subordinated financial support from you.

•	[7] Tell us how you analyzed the impact of ASU 2009-17 (i.e. FASB ASC 810-10-05-8A) with specific consideration of the revised definition of a VIE and the implementation guidance.

United States Securities and Exchange Commission
March 3, 2010

•	[8] Provide us with the specific factors that contributed to this correction of an error considering FASB ASC 810 (previously FIN 46(R)) was effective for you on January 1, 2004.

•	[9] Provide us with a sample employment agreement with a dentist of a PC.

•
[10] We note you had filed the PC management agreement (Exhibit 10.18) with your S-1 filed on September 25, 1997. Tell us whether you have made any material changes to this agreement. If so, please provide us with a courtesy copy of the revised agreement.

•	[11] We note you believe the dentists do not have a non-controlling interest in the PCs. Please tell us how this position is supported by GAAP, considering you do not own an equity interest in the PC.

Response:

Introduction

Accounting Standards Codification Topic 810-10, or ASC 810-10, provides for consolidation of variable interest entities, or VIEs, of which the Company is the primary beneficiary. We believe that the PCs meet the definition of variable interest entities as defined by this standard and that the Company is the primary beneficiary of these variable interest entities as defined therein because, among other reasons, (i) no other party provides financial support to the PCs, and the PCs have no independent ability to support themselves; (ii) the Company has the right to receive all of the profits earned by the PCs, (iii) the Company bears all of the losses of the PCs and advances operating costs on behalf of the PCs if the PC has insufficient cash, and (iv) the Company makes significant capital expenditures in developing centralized administrative support functions and equipping dental facilities used by the PCs.

In addition, as of December 31, 2008, which is the fiscal year end for the Form 10-K that is the subject of your comments, Mark Birner, D.D.S., the President and a director of the Company, was the sole shareholder of 51 of the 61 PCs. Upon formation of the PCs, Dr. Mark Birner or the three non-affiliated dentists who owned all of the equity of the remaining PCs as of December 31, 2008 contributed nominal equity to each PC, $100 for 100 shares. Dr. Mark Birner and the three non-affiliated dentists hold the equity in the PCs subject to a Stock Transfer and Pledge Agreement that requires the owner to sell his stock to the Company or to a dentist approved by the Company for a nominal price ($100) at any time for any reason solely in the Company’s discretion upon notice to the owner. Dr. Mark Birner also is an officer of each of the PCs. As such, he can exercise the PC’s right to terminate a dentist without cause at any time under the Employment Agreement between the PC and the dentist. It is therefore abundantly clear from the Management Agreements, Stock Transfer and Pledge Agreements and Employment Agreements that the Company controls all aspects of the PCs except the actual provision of patient care by the dentists.

United States Securities and Exchange Commission
March 3, 2010

Discussion

For ease of reference, we have numbered the specific items contained in this comment and repeat each item below before each response.

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[1] You discussed the criteria necessary for an entity to be considered a VIE, but you did not correlate this criteria to your arrangements with the PCs to support your position. Disclose the factors you considered in concluding that the PCs met the definition of a VIE in accordance with FASB ASC 810-10. In addition, provide specific references to your management agreement that support your position.

As discussed in our previous response, any legal entity is subject to consolidation as a VIE if either of the two conditions described in ASC 810-10-05 is met. We have carried forward the previous discussion of each of these two VIE conditions (set forth in italics below) and have added additional commentary after each condition to reference our agreements and to state how each condition applies to the Company.

In order to be a VIE, only one of the two conditions described in ASC 810-10-05 must be met.  Because the PCs meet the first condition discussed below, no further review of the PCs should be required in order to conclude that they are VIEs. We have, however, analyzed the second condition described in ASC 810-10-05 in order to demonstrate even more clearly that the PCs are VIEs.

1.           The total equity investment at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

In each instance, the Company forms a new PC to own a dental office. Dr. Birner, or another licensed dentist, purchases the nominal equity of the PC (100 shares) for $100. There is no other equity investment by the dentist who owns the PC or any other party. The Company then proceeds to fund all of the expenditures required to support the PC’s operations, including operating expenses and capital expenditures. See Section 3.3 of the Management Agreement.1 The dentist who owns the PC is not required to provide any additional financial support. Because the PCs have nominal equity and no independent ability to obtain new debt or equity financing, they cannot finance their activities without additional financial support from the Company. As discussed in our prior response, all revenue after payment of dentist, hygienist and dental assistants’ costs is paid to the Company as a management fee2. This is described in Section 3.1 of the Management Agreement. To implement this, as we have discussed with the Staff, all funds of the PC are swept each day from the PCs into the Company’s bank accounts. See Sections 1.10 and 1.11 of the Management Agreement. The PCs therefore have no cash available to finance their operations without support from the Company.

1 References are to the form of Management Agreement included as Exhibit 10.18 to the Company’s Form S-1 filed on September 25, 1997.

United States Securities and Exchange Commission
March 3, 2010

2. As a group, the holders of the equity investment at risk lack any one of the following characteristics of a controlling financial interest:

A. The direct or indirect ability through voting rights or similar rights to make decisions about a legal entity’s activities that have a significant effect on the success of the legal entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership). Equity investors as a group are considered to lack this characteristic if both of the following conditions are present:

•  The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both; and

• Substantially all of the legal entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

As discussed above and in our prior response, revenue after payment of dentist, hygienist and dental assistants’ costs is paid to the Company as a management fee (see footnote 1 above). This is described in Section 3.1 of the Management Agreement. The Company also bears all Center Expenses (as defined in the Management Agreement). See Section 3.3 of the Management Agreement. If funds are insufficient to pay dentist, hygienist and dental assistants’ costs and Center Expenses, the Company bears the shortfall. Therefore, although the Company does not own any of the PCs, the Company has the obligation to absorb losses of the PC and the right to receive residual returns, not the PC equity holders. For the same reason, and pursuant to the same provision of the Management Agreement, substantially all of the PCs’ activities are conducted on behalf of the Company, which has no voting rights.

2 In accordance with the Management Agreements, the Company receives the adjusted gross revenue of the PCs, less: 1) any dentist, hygienist and dental assistant compensation, 2) interest and principal repayments of loans made to the PCs by the Company, and 3) rents and other payments by the PCs to the Company under a sublease. The Company itself is responsible for any “Center Expenses” incurred during the term of the Management Agreement, which include, without limitation: salaries, benefits, and other direct costs of Company employees at the office, direct costs of all employees or consultants of the Company who provide services to or in connection with the office, and other expenses the Company incurs in carrying out its obligations under the Management Agreements. See Section 3.3 of the Management Agreement.

United States Securities and Exchange Commission
March 3, 2010

Because condition 2.A. is met, no further analysis should be required under this second condition. However, for additional support that the PCs are VIEs, we analyzed the remaining two conditions.

B. The obligation to absorb the expected losses of the legal entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the legal entity itself or by other parties involved with the legal entity.

Under the Management Agreement, the Company receives a management fee and is responsible for all Center Expenses. See Sections 3.1 and 3.3 of the Management Agreement. If Center Expenses exceed the management fee, the Company bears the shortfall. Therefore, the Company has the obligation to absorb losses of the PC and the equity owner of the PC is under no obligation to absorb losses.

C.  The right to receive the expected residual returns of the legal entity. The investors do not have that right if their return is capped by the legal entity’s governing documents or arrangements with other variable interest holders or the legal entity. For this purpose, the return to equity investors is not considered to be capped by the existence of outstanding stock options, convertible debt, or similar interests because if the options in those instruments are exercised, the holders will become additional equity investors.

As discussed, all revenue after payment of dentist, hygienist and dental assistants’ costs is paid to the Company (see footnote 1 above). This is described in Section 3.1 of the Management Agreement. Therefore, the Company has the right to receive residual returns, not the PC equity holders. The return to the PC equity holders is effectively capped at zero.

•	[2] Please provide us with your analysis of FASB ASC 810-10-l5-17(d) (i.e. whether the PC is considered a business).

FASB ASC 810-10-15-17(d) provides in relevant part: “A legal entity that is deemed to be a business need not be evaluated by a reporting entity to determine if the legal entity is a VIE under the requirements of the Variable Interest Entities Subsections unless any of the following conditions exist: 1.  The reporting entity, its related parties… or both participated significantly in the design or redesign of the legal entity.”

United States Securities and Exchange Commission
March 3, 2010

As of December 31, 2008, the Company operated its business through 61 offices owned by PCs.  Although the PCs would be considered a business (as they contain inputs, processes applied to those inputs, and resulting outputs that are used to generate revenues), in every instance, the Company created the PC that owns the dental offices and created legal agreements relating to the PC’s business, including the Management Agreement, Stock Transfer and Pledge Agreement and Employment Agreement.  For de novo offices, of which 26 existed as of December 31, 2008, the Company identifies the location, negotiates the lease for the office, determines the number of operatories an office will have, hires dentists, dental hygienists and other employees for the office, trains and manages non-dental employees, purchases the equipment and pays for all of the other assets at the office.  For offices that resulted from acquisitions, of which 35 existed as of December 31, 2008, the Company forms a PC to hold the assets acquired. The Company acquires the assets and immediately transfers them to the newly formed PC.  The PC enters into a Management Agreement with the Company, and an Employment Agreement created by the Company for the dentist at the office being acquired. In addition, the owner of the PC enters into a Stock Transfer and Pledge Agreement with the Company. If different or additional employees are required for an acquired office, the Company hires such employees and trains all non-dental employees. As a result of the foregoing, the Company clearly participates significantly in the design of the legal entity, and the scope exception of ASC 810-10-15-17(d) does not apply to the Company.

•
[3] In your response, you state that through management agreements you have the right to make decisions about the PCs’ activities that have a significant effect on the success of the PCs. Considering the fact that PCs exercise control over the provision of dental services, hold the medical records and patient care is not under your control, tell us how you considered the impact these facts have on the success of the entity in contrast to your abilities under the management agreement. In this regard please clarify (a) who determines the overall services that are offered by each PC (i.e. services offered, not treatment plan determined for each patient), (b) who determines the prices that are charged for such services, including the contractual arrangements with third parties and (c) who determines any major capital decisions of the PC (i.e. additional dental chairs, expansion or abandonment of services/facilities, etc.).

The Company executes control over substantially all aspects of the PC other than the determination of what care is appropriate and the provision of such patient care.  Under each of the Management Agreements, the Company provides business and marketing services at the offices, including (i) providing capital, including payment of all Center Expenses, (ii) designing and implementing marketing programs, (iii) negotiating for the purchase of supplies, (iv) staffing, (v) recruiting, (vi) training of non-dental personnel, (vii) billing and collecting patient fees, (viii) arranging for certain legal and accounting services, and (ix) negotiating with managed care organizations. Section 1.1 of the Management Agreement states that the Company is the “sole and exclusive agent for the management, and administration of the business functions and business affairs of [PC]…. [The Company] shall provide the [PC] with comprehensive administrative, business, and marketing support and advice, and such facilities, equipment, and support personnel as reasonably required by the [PC] to operate its practice, as determined by [the Company] as the sole and exclusive business manager of the Center and agrees that [the Company] shall have all power and authority reasonably necessary to manage the business affairs of the Center and carry out [the Company’s] duties under this Agreement, subject to the requirements of the Dental Practice Law of [State] relating to the retention of control by dentists over the practice of dentistry.” See, for example and without limitation, the following sections of the Management Agreement: Section 1.1 (Appointment), 1.2 (Facilities and Equipment), 1.3 (Personnel and Payroll), 1.4 (Business Systems, Procedures and Forms), 1.5 (Purchasing, Accounts Payable and Inventory Control), 1.6 (Information Systems and Accounting), 1.8 (Marketing), 1.10 (Financial Services), 1.12 (Records) and 1.15 (Contract Negotiations).

United States Securities and Exchange Commission
March 3, 2010

Some of these items are discussed in more detail below in response to the Staff’s lettered comments.

(a)           As the sole and exclusive agent and business manager of the PC, the Company determines the overall services offered by the office.  For example, the Company determines whether an office will offer specialty dentistry such as orthodontics, oral surgery, pediatrics, endodontics and periodontics or only general dentistry.  In addition, the Company determines whether a specialist will provide those services in a single office or multiple offices.  In addition, the Company purchases most of the non-dental operating assets of the offices. See Management Agreement Sections 1.1 and 1.2.

(b)           As required by dental practice laws, the dentist determines the fee structure for the dental care services rendered to patients. The Company provides input to the dentist on the fees to be charged.  Under the Management Agreements, the Company negotiates and administers capitated managed dental care contracts between dental benefits organizations and the PCs. See Management Agreement Sections 1.8 and 1.15.
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(c)           As the sole and exclusive agent and business manager of the PC, the Company determines all major capital decisions of the PC, including whether particular equipment should be purchased, and whether an office should be expanded, renovated, moved, or closed. See Management Agreement Sections 1.1 and 1.2.

In addition to its control under the Management Agreements, the Company, through Dr. Mark Birner, exercises substantial control over the performance of the dentists through the Employment Agreements between the PCs and the dentists. Dr. Mark Birner also is an officer of each of the PCs. As such, he can exercise, and has exercised, the PC’s right to terminate a dentist without cause at any time under the Employment Agreement, typically with 90 days’ notice.

•
[4] You state that “in most cases an officer, director or other related party to the Company holds all the voting rights of the PCs.” Considering that the PCs are owned by dentists, please revise to provide a detailed discussion how an officer, director or other related party holds all the voting rights of the PCs and their relationship to the PCs.

United States Securities and Exchange Commission
March 3, 2010

As we have discussed with the Staff, Mark Birner, D.D.S., a licensed dentist who also is President and a director of the Company, owned 100% of the stock and voting rights of 51 of the Company’s 61 PCs as of December 31, 2008. These included all but one of the PCs in Colorado and all of the PCs in the Phoenix, Arizona market. Other PCs (one in Colorado and nine in New Mexico) were owned by one of three dentists not affiliated with the Company. The Company has entered into Stock Transfer and Pledge Agreements with each of these owners that require the owner to sell his PC stock to the Company or to a dentist approved by the Company for a nominal price ($1 per share, or $100) at any time for any reason solely in the Company’s discretion upon notice to the owner. See Article II.k and Article V of the Stock Transfer and Pledge Agreement with Mark Birner, D.D.S., filed as Exhibit 10.26 to the Company’s Form S-1/A filed on November 7, 1997. As a result, the Company controls the ownership and disposition of the shares of the PC owned by Dr. Mark Birner and each non-affiliate owner of the PCs.

•
[5] Tell us how you determined that you absorb the majority of the PCs losses. We note you receive a management fee, based on the management agreement, comprising of gross revenue (i.e. billings less contractual adjustments) less (a) dentist, hygienist and dental assistant compensation (b) interest and principal payments on loans and (c) rent and other payments by PCs. In cases where the management fee is negative, tell us who would absorb the losses and provide a specific reference in the management agreement that supports this position.

The Company absorbs all losses in operation of the PCs. Losses would occur where the adjusted gross revenue paid to the Company as a management fee under Section 3.1 of the Management Agreement is less than the Center Expenses that the Company is obligated to bear and pay pursuant to Section 3.3 of the Management Agreement. This has occurred in some instances, particularly with de novo offices where the Company expects losses during an initial period. The Company bears the shortfall in these instances. In addition, if the PC needs additional funds, as sometimes occurs in the early stages of a de novo office where dentist, hygienist and dental assistant compensation expense exceeds gross revenue, the Company provides the funds.

•	[6] Provide a detailed discussion how the PCs lack the ability to finance their activities without additional subordinated financial support from you.

As we have discussed in our response to item [1] above, the PCs are very thinly capitalized; with no adequate capital or access to cash flow from operations to finance their activities independent of the Company. The Company sweeps cash from each PC on a daily basis.  See Management Agreement Sections 1.10 and 1.11.  As such, the PCs do not have the ability to finance their activities without the financial support, subordinated or otherwise, of the Company.

United States Securities and Exchange Commission
March 3, 2010

•	[7] Tell us how you analyzed the impact of ASU 2009-17 (i.e. FASB ASC 810-10-05-8A) with specific consideration of the revised definition of a VIE and the implementation guidance.

We have analyzed the impact of ASU 2009-17.  Similar to the VIE rules, the PCs would be VIEs under ASU 2009-17 if they meet one of the following characteristics:  they are thinly capitalized; residual holders do not control the equity; the PC equity holders are shielded from economic losses or do not fully participate in residual economics; or the entity was established with non-substantive voting interest. These characteristics are discussed at length in our response to item [1] above. Although the PCs would only be required to meet one of the characteristics to be a VIE, we believe that the PCs meet all of the required characteristics and that the PCs will be VIEs under ASU 2009-17. For these reasons, the Company intends to consolidate the PCs under the guidance provided in ASU 2009-17 beginning with the March 31, 2010 quarter.

•	[8] Provide us with the specific factors that contributed to this correction of an error considering FASB ASC 810 (previously FIN 46(R)) was effective for you on January 1, 2004.

The Company had been consolidating under the consolidation by contract method as originally set forth in EITF 97-02 and the related Staff interpretation of EITF 97-02 since its initial public offering in 1998. The consolidation by contract method as described in EITF 97-02 has a very narrow scope, and the Company believed that it fit within that scope precisely.

When FIN 46(R) was issued, it injected a sentence into the status section of EITF 97-02 providing that VIE accounting should be considered before consideration of consolidation by contract. Although the Company reviewed EITF 97-02 and FIN 46(R) periodically, it did not realize the sentence that was added would impact it because it was already consolidating all aspects of the dental practices except for revenue, and because the EITF 97-02 narrow scope fit precisely with the Company’s business.  In reviewing a filing of a competitor in December 2009, the Company noted that the competitor followed the FIN 46(R) model. This was the triggering event that led the Company to pursue further research into the matter. Using the Codification, the fact that VIE accounting should be considered before consideration of consolidation by contract is much more apparent, as it is at the beginning of the text in the Codification. Upon reviewing the Codification, the Company discovered the sentence that was added to the status section of EITF 97-02 that requires that VIE should be considered before consideration of consolidation by contract. The Company then began the process of analyzing whether the PCs should be consolidated under the VIE model.

•	[9] Provide us with a sample employment agreement with a dentist of a PC.

We are providing to the Staff supplementally a sample Employment Agreement with a dentist of a PC.

United States Securities and Exchange Commission
March 3, 2010

•
[10] We note you had filed the PC management agreement (Exhibit 10.18) with your S-1 filed on September 25, 1997. Tell us whether you have made any material changes to this agreement. If so, please provide us with a courtesy copy of the revised agreement.

There have not been any material changes to our PC Management Agreement since 1997.

•	[11] We note you believe the dentists do not have a non-controlling interest in the PCs. Please tell us how this position is supported by GAAP, considering you do not own an equity interest in the PC.

As discussed above, the Company receives all profit and bears all losses of the PCs. There is no income or loss attributable to the equity ownership interest of the PC. From an income statement standpoint, a non-controlling interest exists in theory, but it would be zero because there is no income or loss attributable to the equity owners. Because the equity of the PCs is nominal ($100), and there is never a situation where the holders of the PCs’ equity have net assets that are available or attributable to them, the balance sheet non-controlling interest is zero.

Reclassification and Correcting Entries, page 51

2.
Comment:  We reviewed your response to our prior comment six, noting that you believe that the restatement of your financial statements was not considered a material change. However we note that even though the adjustments to correct the errors do not result in changes in net income, they result in significant changes in several line items in your income statements. Specifically, net revenues, clinical salaries and benefits, and direct expenses appear to materially increase during the years ended December 31, 2006, 2007 and 2008 and the nine months ended September 30, 2009, respectively. The differences appear to be as follows:

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Net revenues appear to increase by approximately 68% ($23 million), 68% ($24 million), 71% ($24 million) and 71% ($19 million) during the years ended December 31, 2006, 2007 and 2008 and the nine months ended September 30, 2009, respectively.

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Clinical salaries and benefits appears to increase by approximately 263% ($23 million), 260% ($24 million), 251% ($24 million) and 251%($19 million) during the years ended December 31, 2006, 2007 and 2008 and the nine months ended September 30, 2009, respectively.

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Direct expenses expressed as a percentage appear to increase by approximately 91% ($23 million), 91% ($24 million), 90% ($24 million) and 93% ($19 million) during the years ended December 31, 2006, 2007 and 2008 and the nine months ended September 30, 2009, respectively.

United States Securities and Exchange Commission
March 3, 2010

Considering several line items of your financial statements have been materially misstated resulting in the financial statements taken as a whole to be materially misstated, it appears to us you will have to restate your financial statements to comply with our comments above. Further, note that your inappropriate presentation (i.e. Item l0(e) of Regulation S-K) of the non-GAAP measure, total dental practice revenue, which will now be your net revenue, does not provide sufficient basis to conclude that your financial statements are not materially misstated or that sufficient information has been provided to an investor. Please file an Item 4.02 Form 8-K immediately regarding these restatements or tell us why you believe such a filing is not required.

Response:

For the reasons discussed in our response dated January 28, 2010, the Company continues to believe that a Form 8-K filing under Item 4.02 is not required. In particular, we do not believe that the Staff’s comment gives appropriate consideration to the fact that the Company disclosed the significant differences in presentation in its prior filings, including in its Management’s Discussion and Analysis of Financial Condition and Results of Operation. General Instruction 3 to Form 8-K states: “If the registrant previously has reported substantially the same information as required by this form, the registrant need not make an additional report of the information on this form.”

Moreover, given the complexity of the issues under discussion reflected by the Staff’s continuing comments on this issue, the Company and its Audit Committee have not yet reached a conclusion on this matter as is required by Item 4.02 of Form 8-K. Once the Company and its Audit Committee reach such a conclusion, the Company will file a Form 8-K under Item 4.02 if it is then required. In addition, the Company has not received any communication from its independent auditors indicating that the financial statements or their report should not be relied upon.

Item 9A. – Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 62 and

Management’s Annual Report on Internal Control over Financial Reporting, page 62

3.
Comment:  We note that management concluded that both your disclosure controls and procedures and your internal control over financial reporting were effective as of the end of your fiscal year. Tell us how you considered the correction of an error and the potential restatements of your financial statements based our comments above in your evaluation of the effectiveness of both your disclosure controls and procedures and internal control over financial reporting as of the end of your fiscal year. If you continue to believe both your disclosure controls and procedures and internal control over financial reporting are effective, please tell us the factors you considered and highlight for us those factors that support each of your conclusions. Otherwise, please amend your Form 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures and your internal control over financial reporting as of the end of the fiscal year and any remediation plans that have or will be enacted.

United States Securities and Exchange Commission
March 3, 2010

Response:

The Company is evaluating the effectiveness of both its disclosure controls and procedures and internal control over financial reporting for the periods in question in the context of the matters being discussed above.  Upon resolution of these matters, if required, the Company will disclose any revised conclusions on the effectiveness of its disclosure controls and procedures and internal control over financial reporting and any remediation plans that have or will be enacted.

Other Exchange Act Reports

4.	Comment: Please revise your other Exchange Act reports, as necessary, to comply with the comments above.

Response:

Our future Exchange Act reports will comply, as necessary, with the comments above.

5.
Comment:  Considering you plan to restate your financial statements for several years (i.e. potentially back to the fiscal year ended December 31, 2004), tell us how you plan to present such revisions in terms of your Exchange Act reports (i.e. which Exchange Act reports you plan to amend) and what guidance you are using to support your position.

Response:

The Company is evaluating potential revisions of its Exchange Act reports in the context of the matters being discussed above.  Upon resolution of these matters, if such revisions are required, the Company will consult with the Staff regarding the appropriate revisions to its Exchange Act reports.

*  *  *  *

In connection with our response to the Staff’s comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
March 3, 2010

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me or Dennis Genty at (303) 691-0680.  Thank you again for your time and consideration.

Very truly yours, /s/ Frederic W.J. Birner
Frederic W.J. Birner Chief Executive Officer